Exhibit (l)(7)

PURCHASE AGREEMENT

         The Commerce Funds (the “Trust”), a Delaware business trust, and Goldman, Sachs & Co. (“Goldman”), a New York General Partnership, hereby agree with each other as follows:

         1.     The Trust hereby offers Goldman and Goldman hereby purchases 1 share of each of Series L-1 and L-2 shares representing interests in Institutional Shares and Service Shares of the Asset Allocation Fund (such beneficial interests in The Commerce Funds, a Delaware business trust, being hereinafter known collectively as “Shares”) at a purchase price of US $           per Institutional Share and $           per Service Share. Goldman hereby acknowledges purchase of the Shares and the Trust hereby acknowledges receipt from Goldman of funds in the amount of US $      and $           in full payment of the Shares.

         2.     All Shares offered and purchased in this Agreement are hereby being made in a private offering.

         3.     Goldman represents and warrants to the Trust that all Shares purchased in this Agreement are being acquired for investment purposes and not with a view to the distribution thereof.

         IN AGREEMENT WHEREOF, and intending to be legally bound hereby, the parties hereto have executed the Agreement as of              , 2002.

THE COMMERCE FUNDS

By:

Title:	Vice President

GOLDMAN, SACHS & CO

By:

Title: